SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION
14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

WADDELL & REED FINANCIAL, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE CLASS A COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)

930059100
(CUSIP Number of Class of Securities)
(Underlying Class A Common Stock)

DANIEL C. SCHULTE
SECRETARY
WADDELL & REED FINANCIAL, INC.
6300 LAMAR AVENUE
OVERLAND PARK, KANSAS 66202
TELEPHONE: (913) 236-2000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of filing persons)

COPIES TO:

ALAN J. BOGDANOW, ESQ.
VINSON & ELKINS L.L.P.
2001 ROSS AVENUE
SUITE 3700
DALLAS, TX 75201
TELEPHONE: (214) 220-7700

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*

Not Applicable	Not Applicable

*No filing fee is required because this filing contains only preliminary communications made before commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.

Form or Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

[WADDELL & REED LOGO]

Memo

TO:	Option Holders
FROM:	Keith A. Tucker
SUBJECT:	Tender for Options

Waddell & Reed is planning some significant changes to equity compensation for employees. As a way to introduce the concept to the public, we will be including the following language in our third quarter earnings press release. Please do not discuss the contents of this memo with anyone until the press release has gone over the wire on Thursday.

  "In recognition of the accounting changes that are emerging for long-term incentive compensation, Waddell & Reed has decided to significantly reduce its reliance on stock options in a manner designed to promote financial statement clarity and employee retention while reducing share dilution. The changes will be implemented in two steps:

    1.
    The regular annual stock option grant for year 2002 will be materially reduced in favor of a restricted stock grant; and

    2.
    During the first quarter of 2003, employees will be given the choice to retain a substantial number of significantly out-of-the-money stock options or to tender them for restricted stock as determined by the Compensation Committee of the Board based on recognized valuation techniques used to expense stock options.

    The annual grants of restricted stock will be expensed over their vesting period. The option tender will result in immediate expense recognition in the first quarter of 2003 for shares of restricted stock issued as part of the tender.

    It is anticipated that together these steps will meaningfully reduce options outstanding, result in increased non-cash compensation charges in years subsequent to 2002 and promote employee retention. It has been determined that Keith A. Tucker, Chairman and Chief Executive Officer, will not be eligible to participate in the 2003 option tender."

More details will be provided as the specifics of the plan are determined by the Compensation Committee of the Board and we get closer to an offer period—potentially in early February.